SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended September 28, 2007

Commission file number 1-14706

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(State or Other Jurisdiction of

Incorporation or Organization)

Walker House, Mary Street

P.O. Box 908GT

George Town, Grand Cayman

(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Forward-Looking Statements

This Report, information included in future filings by Fresh Del Monte Produce Inc. (“Fresh Del Monte”) and information contained in written material, press releases and oral statements issued by or on behalf of Fresh Del Monte contain, or may contain, statements that constitute forward-looking statements. In this report, these statements appear in a number of places and include statements regarding the intent, belief or current expectations of Fresh Del Monte or its officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including (i) Fresh Del Monte’s anticipated needs for, and the availability of, cash, (ii) its liquidity and financing plans, (iii) its ability to successfully integrate acquisitions into its operations, (iv) trends affecting its financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, in particular, higher production, fuel costs and transportation costs, (v) its plans for expansion of its businesses (including through acquisitions) and cost savings, (vi) the impact of competition and (vii) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to Fresh Del Monte on the date hereof, and Fresh Del Monte assumes no obligation to update any such forward-looking statements.

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. It is important to note that Fresh Del Monte’s actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Report identifies important factors that could cause Fresh Del Monte’s actual results to differ materially from those in the forward-looking statements.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in millions, except share and per share data)

	September 28, 2007	As adjusted[a] December 29, 2006
Assets
Current assets:
Cash and cash equivalents	$46.7	$39.8
Trade accounts receivable, net of allowance of $21.8 and $25.4, respectively	284.4	266.2
Other accounts receivables, net of allowance of $14.7 and $23.2, respectively	59.6	59.9
Inventories	414.8	405.3
Deferred income taxes	8.0	8.3
Prepaid expenses and other current assets	48.0	54.2

Total current assets	861.5	833.7

Investments in and advances to unconsolidated companies	10.7	12.2
Property, plant and equipment, net	845.4	840.5
Deferred income taxes	41.8	47.1
Other noncurrent assets	116.0	104.2
Goodwill	256.4	251.9

Total assets	$2,131.8	$2,089.6

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$363.9	$364.0
Current portion of long-term debt and capital lease obligations	7.7	7.8
Deferred income taxes	12.7	16.1
Income taxes and other taxes payable	16.4	9.1

Total current liabilities	400.7	397.0

Long-term debt and capital lease obligations	351.7	462.1
Retirement benefits	78.2	78.4
Other noncurrent liabilities	32.2	45.5
Deferred income taxes	64.5	68.1

Total liabilities	927.3	1,051.1

Minority interests	13.4	12.2

Commitments and contingencies	—	—
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 58,303,962 issued and outstanding and 58,039,180 issued and 57,697,834 outstanding, respectively	0.6	0.6
Paid-in capital	395.9	387.4
Retained earnings	772.5	627.1
Less: 341,346 treasury shares at cost	—	(5.8)
Accumulated other comprehensive income	22.1	17.0

Total shareholders’ equity	1,191.1	1,026.3

Total liabilities and shareholders’ equity	$2,131.8	$2,089.6

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(U.S. dollars in millions, except share and per share data)

	Quarter ended		Nine months ended
	September 28, 2007	As adjusted[a] September 29, 2006	September 28, 2007	As adjusted[a] September 29, 2006
Net sales	$757.1	$729.6	$2,517.3	$2,476.7
Cost of products sold	689.3	737.7	2,230.8	2,345.8

Gross profit (loss)	67.8	(8.1)	286.5	130.9

Selling, general and administrative expenses	41.7	56.7	131.3	152.6
Asset impairment and other charges, net	0.2	18.4	2.2	50.5

Operating income (loss)	25.9	(83.2)	153.0	(72.2)

Interest expense	6.4	6.7	23.6	18.9
Interest income	0.8	0.4	1.6	1.0
Other income, net	7.3	3.6	11.4	7.7

Income (loss) before income taxes	27.6	(85.9)	142.4	(82.4)

Provision (benefit) for income taxes	(2.3)	(3.0)	(3.0)	1.0

Net income (loss)	$29.9	$(82.9)	$145.4	$(83.4)

Net income (loss) per ordinary share—Basic	$0.52	$(1.44)	$2.51	$(1.44)

Net income (loss) per ordinary share—Diluted	$0.51	$(1.44)	$2.50	$(1.44)

Dividends declared per ordinary share	$—	$0.05	$—	$0.45

Weighted average number of ordinary shares:
Basic	57,995,596	57,697,834	57,821,513	57,859,944

Diluted	58,384,312	57,697,834	58,052,393	57,859,944

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in millions)

	Nine months ended
	September 28, 2007	As adjusted[a] September 29, 2006
Operating activities:
Net income (loss)	$145.4	$(83.4)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	59.1	63.7
Gain on pension liability	(4.7)	—
Stock-based compensation expense	4.3	5.1
Asset impairment charges	5.3	47.4
Reversal of uncertain tax positions	(10.5)	—
Gain on sale of assets	(11.8)	(1.6)
Deferred income taxes	(1.4)	(5.3)
Foreign currency translation adjustment	7.4	(3.2)
Other, net	3.2	1.6
Changes in operating assets and liabilities:
Receivables	(11.2)	48.0
Inventories	(10.1)	(10.0)
Prepaid expenses and other current assets	4.5	1.6
Accounts payable and accrued expenses	1.0	10.6
Other noncurrent assets and liabilities	(14.4)	(6.9)

Net cash provided by operating activities	166.1	67.6

Investing activities:
Capital expenditures	(61.8)	(71.6)
Proceeds from sales of assets	14.8	13.2
Investments in unconsolidated companies	(2.0)	—

Net cash used in investing activities	(49.0)	(58.4)

Financing activities:
Proceeds from long-term debt	398.9	514.8
Payments on long-term debt	(518.7)	(477.8)
Proceeds from stock options exercised	10.0	0.3
Purchase of treasury stock	—	(5.8)
Payments of dividends	—	(26.0)

Net cash (used in) provided by financing activities	(109.8)	5.5

Effect of exchange rate changes on cash	(0.4)	0.5

Net increase in cash and cash equivalents	6.9	15.2
Cash and cash equivalents, beginning	39.8	24.5

Cash and cash equivalents, ending	$46.7	$39.7

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$23.7	$18.5

Cash paid for income taxes	$1.6	$1.6

Non cash financing and investing activities
Purchase of assets under capital lease obligations	$9.8	$—
Retirement of treasury stock	$5.8	$—

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 40.3% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.4% of the outstanding ordinary shares of Fresh Del Monte.

As of September 28, 2007, approximately 37.4% of the outstanding ordinary shares were held by residents of the United States of America.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and its subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of September 28, 2007 and their operating results and cash flows for the quarter and nine-month periods then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2007 year.

Certain prior year amounts have been reclassified to conform to the current period presentation.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 29, 2006.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

2. Accounting for Planned Major Maintenance Activities

Effective December 30, 2006, the first day of Fresh Del Monte’s 2007 year, Fresh Del Monte adopted Financial Accounting Standard Board (“FASB”) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”), which provides guidance on the accounting for planned major maintenance activities such as vessel dry-dock activities. Previously, Fresh Del Monte accounted for vessel dry-dock activities using the accrue-in-advance method. Fresh Del Monte has adopted the deferral method of accounting for vessel dry-dock activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

Fresh Del Monte has applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 results as previously reported. The impact of this adjustment on the Consolidated Balance Sheet at December 29, 2006 and the Consolidated Statements of Income for the quarter and nine months ended September 29, 2006 is as follows:

	As previously reported	Adjustment	As adjusted
As of December 29, 2006:
Prepaid expenses and other current assets	$49.9	$4.3	$54.2
Total current assets	829.4	4.3	833.7

Other noncurrent assets	101.1	3.1	104.2

Total assets	$2,082.2	$7.4	$2,089.6

Accounts payable and other accrued expenses	371.2	(7.2)	364.0
Total current liabilities	404.2	(7.2)	397.0

Total liabilities	1,058.3	(7.2)	1,051.1

Retained earnings	612.5	14.6	627.1
Total shareholders’ equity	1,011.7	14.6	1,026.3

Total liabilities and shareholders’ equity	$2,082.2	$7.4	$2,089.6

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

2. Accounting for Planned Major Maintenance Activities (continued)

	As previously reported	Adjustment	As adjusted
For the quarter ended September 29, 2006:
Cost of products sold	$738.4	$(0.7)	$737.7
Net loss	$(83.6)	$0.7	$(82.9)

Net loss per ordinary share—Basic	$(1.45)	$0.01	$(1.44)
Net loss per ordinary share—Diluted	$(1.45)	$0.01	$(1.44)

For the nine months ended September 29, 2006:
Cost of products sold	$2,347.6	$(1.8)	$2,345.8
Net loss	$(85.2)	$1.8	$(83.4)

Net loss per ordinary share—Basic	$(1.47)	$0.03	$(1.44)
Net loss per ordinary share—Diluted	$(1.47)	$0.03	$(1.44)

The effects of the adjustments on years prior to 2006 resulted in an adjustment to increase retained earnings as of December 31, 2005, the first day of Fresh Del Monte’s 2006 year, of $11.7 million.

3. Other Charges included in Cost of Products Sold

As a result of the decision to exit all production activities in Hawaii in 2006, Fresh Del Monte evaluated the need for a lower of cost or market adjustment to the deferred growing crops inventory in light of changes in circumstances resulting from inefficiencies associated with employee turnover, reductions in forecasted production volume and a decline in pineapple market prices and recorded $24.6 million and $25.7 million in cost of products sold during the quarter and nine months ended September 29, 2006, respectively. Included in the charges for the quarter and nine months ended September 29, 2006 are $1.5 million and $2.7 million, respectively, related to Hawaii exit activity charges for termination benefits and contract termination costs.

As a result of the Kenya product withdrawal and disposal program related to Fresh Del Monte’s Kenyan canned pineapple prepared food products, $16.2 million in charges were included in cost of products sold related to contaminated inventory on hand and destruction costs for the third quarter and nine months ended September 29, 2006.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

4. Asset Impairment and Other Charges

The following represents details of asset impairment and other charges recorded during the quarter and nine months ended September 28, 2007 and September 29, 2006: (U.S. dollars in millions):

	Quarter ended		Nine months ended
	September 28, 2007	September 29, 2006	September 28, 2007	September 29, 2006
Charges related to asset impairments	$0.2	$18.4	$5.3	$47.4
Other (credits) charges related to exit activities	—	—	(3.1)	3.1

Total asset impairment and other charges	$0.2	$18.4	$2.2	$50.5

The quarter ended September 28, 2007 includes an asset impairment charge related to assets held for sale in the Middle East of $0.2 million included in the other fresh produce segment. As a result of the previously announced decision to exit all production activities in Hawaii in 2006, exit activity charges of $0.5 million offset by $0.5 million in amortization of deferred pension gains related to the U.S. based post-retirement healthcare plan included the other fresh produce segment were included for the quarter.

Included in the $2.2 million of asset impairment and other charges for the nine months ended September 28, 2007 are $5.3 million of asset impairment charges related to assets held for sale and a net credit of $3.1 million related to exit activities. The $3.1 million net credit includes net gains of $3.5 million principally related to a curtailment gain of $3.4 million in the U.S. based post-retirement healthcare plan as a result of the previously announced decision to exit all production activities in Hawaii in 2006 in the other fresh produce segment. The $3.1 million net credit also includes a charge of $0.4 million related to exit activities in Italy included in the prepared food segment.

Included in the $18.4 million of asset impairment charges for the quarter ended September 29, 2006 are $9.1 million of charges related to underutilized facilities and other assets in South Africa and the United States and $9.3 million of charges relating to the write-downs of underutilized finite-lived intangible assets in the United States and Europe.

Included in the $50.5 million of asset impairment and other charges for the nine months ended September 29, 2006 are $47.4 million of asset impairment charges, of which $38.3 million relate to underutilized facilities and other assets in Europe, South Africa and the United States that have a recent history of operating losses, the write-off of certain capitalized software costs in Europe and the United States due to actions taken during the first nine months of 2006 to cease using and replace the software, and the write-downs of underutilized finite-lived intangible assets in the United States and Europe.

Also included in the $47.4 million of asset impairment charges are $9.1 million of charges related to exit activities resulting from Fresh Del Monte’s decision to shut-down and dispose of the assets of certain production facilities in the United Kingdom and the United States. This decision reflected the history of operating losses of these facilities and Fresh Del Monte’s conclusion that it would not be economically feasible to continue operations at these locations. The $9.1 million charges also includes $6.2 million related to goodwill impairment associated with the facility closure in the United Kingdom.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

4. Asset Impairment and Other Charges (continued)

The $3.1 million charge related to exit activities for the nine months ended September 29, 2006 principally represents termination benefits and contract termination costs related to the exit activities in the United Kingdom and Hawaii.

Exit Activity Reserves

The following represents a summary of 2007 activities related to exit activity reserves (U.S. dollars in millions):

	Exit activity reserve balance at December 29, 2006	Impact to earnings	Cash paid	Exit activity reserve balance at September 28, 2007
One-time termination benefits	$13.3	$1.5	$(10.4)	$4.4
Contract termination and other exit activity charges	9.0	0.7	(4.1)	5.6

	$22.3	$2.2	$(14.5)	$10.0

During the nine months ended September 28, 2007, Fresh Del Monte incurred additional exit activity charges of $2.2 million primarily related to the previously announced decision to exit the Hawaiian production operations included in the other fresh produce segment.

Included in the exit activity reserve balance at December 29, 2006 are one-time termination benefits, contract termination costs and other exit activity charges related primarily to (1) the previously announced decision to exit the Hawaiian production operations included in the other fresh produce segment and (2) the closure of the Italian production facility included in the prepared food segment. Fresh Del Monte expects to make additional payments related to Hawaii and Italy of approximately $2.0 million during the remainder of 2007 and $8.0 million during 2008.

5. Uncertain Tax Positions

Fresh Del Monte adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) effective December 30, 2006, the first day of the 2007 year, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, “Accounting for Income Taxes” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of the date of adoption, Fresh Del Monte had $16.4 million of uncertain tax positions including interest and penalties of $4.7 million. If recognized, this amount would affect the effective income tax rate. During the quarter and nine months ended September 28, 2007, $5.7 million and $10.5 million of uncertain tax positions, including $1.4 million and $2.6 million of interest and penalties, respectively, were reversed primarily as a result of the settlement of a tax audit in the European Region. As of September 28, 2007, Fresh Del Monte had $6.4 million of uncertain tax positions, including $2.4 million of interest and penalties.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

5. Uncertain Tax Positions (continued)

Included in the $6.4 million are $5.6 million of uncertain tax positions including interest and penalties of $2.2 million, primarily relating to income tax audits that are anticipated to be completed in the next 12 months. The tax years 1988-2006 remain subject to examination by taxing authorities throughout the world in major jurisdictions, such as Brazil, Chile, Costa Rica, Italy, Germany, Greece, Guatemala, Japan, Kenya, South Korea, South Africa, the United Kingdom and the United States.

Effective December 30, 2006, Fresh Del Monte changed its accounting policy and began to classify interest and penalties on uncertain tax positions as a component of income tax expense in the Consolidated Statements of Income. Prior to December 29, 2006 interest on tax liabilities was classified as interest expense. The Company recognized a net benefit related to interest and penalties of $1.3 million and $0.2 million for the quarter and nine months ended September 28, 2007, respectively. Accrued interest and penalties related to uncertain tax positions as of September 28, 2007 is $2.4 million.

6. Stock-Based Compensation

Stock-based compensation expense related to stock options included in the determination of income before taxes and net income totaled $1.3 million or $0.02 per diluted share and $4.3 million or $0.07 per diluted share for the quarter and nine months ended September 28, 2007 and $2.5 million or $0.04 per diluted share and $5.1 million or $0.09 per diluted share for the quarter and nine months ended September 29, 2006, respectively, on the straight-line, single award basis and is included in the accompanying Consolidated Statements of Income, as selling, general and administrative expenses.

Fresh Del Monte is in a net operating loss position in the relevant jurisdictions. Therefore, for the quarter and nine months ended September 28, 2007, deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the result of excess tax benefits from stock options exercised in these periods. The proceeds received from exercise of stock options were $8.2 million and $10.0 million for the quarter and nine months ended September 28, 2007, respectively, and $0.3 million for the quarter and nine months ended September 29, 2006.

On May 2, 2007, Fresh Del Monte granted 161,000 stock options from its 1999 Share Incentive Program to Fresh Del Monte’s Chairman and Chief Executive Officer with a grant date fair value of $8.90 per option. These options vested 20% on the grant date and then will vest 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of fifteen years.

On February 28, 2007, Fresh Del Monte granted, in equal amounts, stock options from its 1997 Share Incentive Program totaling 37,500 to six non-management members of its Board of Directors with a grant date fair value of $3.94 per option. These options vested 100% on the grant date.

On August 14, 2006, Fresh Del Monte granted 1,290,000 stock options from its 1999 Share Incentive Program with a grant date fair value of $5.53 per option. No stock option grants were made to Fresh Del Monte’s Chairman and Chief Executive Officer related to this grant. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of fifteen years.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

6. Stock-Based Compensation (continued)

On May 3, 2006, Fresh Del Monte granted 191,000 stock options from its 1999 Share Incentive Program, of which 161,000 were granted to Fresh Del Monte’s Chairman and Chief Executive Officer and 30,000 were granted to one non-management member of its Board of Directors with a grant date fair value of $6.75 per option. These options vested 20% on the grant date and then will vest 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of fifteen years.

On March 1, 2006, Fresh Del Monte granted, in equal amounts, stock options from its 1999 Share Incentive Program totaling 37,500 to six non-management members of its Board of Directors with a grant date fair value of $5.51 per option. These options vested 100% on the grant date.

7. Inventories

Inventories consisted of the following (U.S. dollars in millions):

	September 28, 2007	December 29, 2006
Finished goods	$196.6	$187.4
Raw materials and packaging supplies	109.7	117.5
Growing crops	108.5	100.4

Total inventories	$414.8	$405.3

8. Long-Term Debt and Capital Lease Obligations

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Credit Facility was amended to increase the total revolving commitment to $600.0 million, to add a term loan commitment (the “Term Loan”) of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its ordinary shares in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants. On May 10, 2006, Fresh Del Monte borrowed $150.0 million of the available $400.0 Term Loan commitment and used the proceeds to repay a portion of the revolving facility. The Term Loan is a five-year amortizing loan with quarterly payments of principal and interest. The Term Loan matures on May 10, 2011. The interest rate on the Term Loan (6.438% at September 28, 2007) is based on a spread over the London Interbank Offer Rate (“LIBOR”). On December 27, 2006, the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances and to amend certain financial covenants.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

8. Long-Term Debt and Capital Lease Obligations (continued)

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate, determined by Fresh Del Monte’s leverage ratio, based on a spread over LIBOR (6.754% at September 28, 2007). At September 28, 2007, $329.4 million was outstanding under the Credit Facility (including the Term Loan).

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of September 28, 2007, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At September 28, 2007, Fresh Del Monte had $398.3 million available under committed working capital facilities, primarily under the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At September 28, 2007, Fresh Del Monte applied $18.4 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of raw materials and equipment.

As of September 28, 2007, Fresh Del Monte had $359.4 million of long-term debt and capital lease obligations, including the current portion, consisting of $329.4 million outstanding under the Credit Facility (including the Term Loan), $16.7 million of capital lease obligations and $13.3 million of other long-term debt and notes payable.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9. Comprehensive Income

The following table sets forth comprehensive income (loss) of Fresh Del Monte for the quarter and nine months ended September 28, 2007 and September 29, 2006 (U.S. dollars in millions):

	Quarter ended		Nine months ended
	September 28, 2007	As adjusted[a] September 29, 2006	September 28, 2007	As adjusted[a] September 29, 2006
Comprehensive income (loss):
Net income (loss)	$29.9	$(82.9)	$145.4	$(83.4)
Net unrealized losses on derivatives	(7.2)	(1.6)	(9.8)	(31.0)
Net unrealized foreign currency translation gains (losses)	11.1	(3.5)	19.6	10.5
Net change in pension liability, net of tax	(0.1)	—	(4.6)	—

Comprehensive income (loss)	$33.7	$(88.0)	$150.6	$(103.9)

[a]	See note 2 for additional information

10. Contingencies

DBCP Litigation

Beginning in December 1993, certain of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of the alleged DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

In 1997, plaintiffs from Costa Rica and Guatemala named certain of Fresh Del Monte’s U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the Supreme Court of the United States affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. A status conference was held in Hawaiian state court on June 2, 2006. On September 12, 2006, defendants motion to transfer venue from the state court in Maui to the state court in Oahu was granted. On April 27, 2007, the Fresh Del Monte U.S. subsidiaries named in the action which do not have ties to Hawaii filed a motion to dismiss for lack of personal jurisdiction, and plaintiffs voluntarily dismissed these subsidiaries from the action on June 28, 2007.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting injuries due to the alleged exposure to DBCP. The Fresh Del Monte subsidiary answered the complaint and asserted substantial defenses, eventually settling with all but 13 of the Canales Martinez plaintiffs in federal court. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for a writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. The plaintiffs have taken no further action.

On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29 th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

On December 9, 2004, plaintiffs’ counsel served notices of voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co. (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. Fresh Del Monte, its subsidiaries and the other defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et. al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the plaintiffs in the Abrego action found that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served in a complaint styled Antonio Abrego, et. al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta, et. al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005.

The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

Former Shareholders Litigation

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor. In addition to being filed against Fresh Del Monte, the complaint was also filed against certain of its current and former directors, officers and shareholders and that of its predecessor (the “Florida Complaint”).

The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s current majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. The trial in the case commenced on October 30, 2006. On November 17, 2006, the jury rendered a verdict in favor of Fresh Del Monte, which the court followed with a final judgment in favor of Fresh Del Monte on December 20, 2006. Plaintiffs filed a notice of appeal on January 19, 2007.

Class Action Litigation

a. Pineapple Class Actions

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold ® pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold ® pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against Fresh Del Monte were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (i) monopolization and attempted monopolization; (ii) restraint of trade; (iii) unfair and deceptive trade practices; and (iv) unjust enrichment. On May 27, 2005, Fresh Del Monte filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment ,which remains pending.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold ® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action is pending in a Tennessee state court. On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part, dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold ® pineapples between March 1, 1996 and May 6, 2003.

The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. Fresh Del Monte filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. The request for an interlocutory appeal was denied by the appellate court on March 2, 2006.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold ® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiffs’ motion to remand. The case will now proceed in the state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiffs’ complaint, which motion was granted on January 23, 2006 with leave for plaintiffs to amend. Plaintiffs filed an amended complaint on February 13, 2006. On March 10, 2006, Fresh Del Monte’s subsidiary filed a motion to dismiss in part the amended complaint. On September 27, 2006, the state court granted the motion and dismissed with prejudice plaintiffs’ claims for unjust enrichment and for violation of the Florida Deceptive and Unfair Trade Practices Act relating to pineapples purchased before April 19, 2000, Fresh Del Monte’s subsidiary filed an answer to the remaining claims of the amended complaint on October 12, 2006.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold ® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, Fresh Del Monte filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006.

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold ® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court. On April 11, 2006, the court granted in part Fresh Del Monte’s motion to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001.

b. Banana Class Actions

Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against Fresh Del Monte, one of its subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas. On November 30, 2005, the plaintiffs filed a consolidated complaint alleging that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act beginning May 1, 1999.

Additionally, between August 8, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed two putative class action complaints against Fresh Del Monte, one of its subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states. On March 3, 2006, the plaintiffs filed a consolidated complaint alleging violations of numerous state antitrust, competition, and unjust enrichment statutes beginning May 1, 1999.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers were assigned to the same judge in the U.S. District Court for the Southern District of Florida.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

On May 15, 2007, Fresh Del Monte and its subsidiary reached an agreement with plaintiffs to settle the consolidated direct purchaser cases for a total aggregate payment to plaintiffs of $2.5 million (including attorney’s fees). On June 26, 2007, Fresh Del Monte and its subsidiary reached an agreement with plaintiffs to settle the indirect purchaser action by agreeing to make a donation to America’s Second Harvest (also known as The Nation’s Food Bank Network), or a comparable charity, of fruit and/or vegetables with a retail value of $0.8 million within a year from final approval of the settlement agreement and agreeing to pay up to $0.1 million of the plaintiffs attorneys’ fees and costs to be incurred by plaintiffs’ in providing notice to class members of the proposed settlement. Fresh Del Monte paid the aggregated payment of $2.5 million in June 2007. Fresh Del Monte recorded a liability of $0.4 million included in accounts payable and accrued expenses in the accompanying consolidated balance sheet as of September 28, 2007 and expects to expend $0.1 million in cash and provide $0.3 million in donations to charity within the next year.

At the end of June 2007, plaintiffs in the consolidated direct purchaser cases and the indirect purchaser action separately submitted unopposed motions to the court seeking the court’s preliminary approval of the respective settlements and asking the court to certify the respective settlement classes, to authorize the provision of notice of each of the proposed settlements to the members of the respective certified settlement classes and to schedule a hearing for final approval of each of the proposed settlements.

On July 20, 2007, the court issued an Order in the indirect purchaser action granting preliminary approval of the proposed settlement, approving the notice plan and scheduled a hearing on November 16, 2007 to determine the fairness, reasonableness and adequacy of the proposed settlement and whether the proposed settlement should be approved by the court and final judgment entered thereon. On July 27, 2007, the court issued an Order in the direct purchaser action granting preliminary approval of the proposed settlement agreement, approving the notice plan and has scheduled a hearing for November 16, 2007 to determine the fairness, reasonableness and adequacy of the proposed settlement and whether the proposed settlement should be approved by the court and final judgment entered thereon.

European Union Antitrust Investigation

On June 2, 2005, one of Fresh Del Monte’s German subsidiaries was visited by the antitrust authority of the European Union (“EU”) which is investigating Fresh Del Monte’s subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Fresh Del Monte’s subsidiary received several requests for additional information from the EU antitrust authority from February 17, 2006 to May 22, 2007 and has responded fully to the requests. Fresh Del Monte and its subsidiary will continue to cooperate fully with the investigation. On July 25, 2007, Fresh Del Monte received a Statement of Objections from the European Commission regarding Fresh Del Monte and certain of its subsidiaries. The document concerns the European Commission’s investigation of banana pricing during the period from 2000 until 2005.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of Fresh Del Monte’s non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming $1.9 million in damages and in Costa Rica claiming $1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third party cargo to be booked for carriage on ships owned or chartered by Fresh Del Monte’s subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, Fresh Del Monte’s subsidiary filed several motions to dismiss which were denied. The trial of the action has now concluded, and the trial court has entered judgment against Fresh Del Monte in the amount of $0.8 million plus interest and costs. Fresh Del Monte’s subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

Kunia Well Site

In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (the “Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL.

On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean-up costs for the Kunia Well Site to $26.1 million.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. As of September 28, 2007, there is $21.1 million included in other noncurrent liabilities and $0.8 million included in accounts payable and accrued expenses for the Kunia well site clean-up. We expect to expend approximately $0.8 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

10. Contingencies (continued)

The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which Fresh Del Monte’s accrual is based totals $25.6 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, Fresh Del Monte’s subsidiary signed a Consent Decree with the EPA for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the Consent Decree. Based on findings from remedial investigations at the Kunia Well Site, Fresh Del Monte’s subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.

Other

In addition to the foregoing, Fresh Del Monte and its subsidiaries are involved from time to time in various claims and legal actions incident to Fresh Del Monte and its subsidiaries’ operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or cash flows of Fresh Del Monte and its subsidiaries. Fresh Del Monte and its subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of September 28, 2007, except as related to the Kunia Well Site and Banana Class Actions.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

11. Earnings Per Share

Basic and diluted net income (loss) per ordinary share are calculated as follows (U.S. dollars in millions, except share and per share data):

	Quarter ended		Nine months ended
	September 28, 2007	As adjusted[a] September 29, 2006	September 28, 2007	As adjusted[a] September 29, 2006
Numerator:
Net income (loss)	$29.9	$(82.9)	$145.4	$(83.4)

Denominator:
Weighted average ordinary shares—Basic	57,995,596	57,697,834	57,821,513	57,859,944
Effect of dilutive securities—stock options	388,716	—	230,880	—

Weighted average ordinary shares—Diluted	58,384,312	57,697,834	58,052,393	57,859,944

Net income (loss) per ordinary share:
Basic	$0.52	$(1.44)	$2.51	$(1.44)

Diluted	$0.51	$(1.44)	$2.50	$(1.44)

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

12. Retirement and Other Employee Benefits

The following table sets forth the net periodic costs (credits) of Fresh Del Monte’s defined benefit pension plans and postretirement plan (U.S. dollars in millions):

	Pension Plans Quarter ended		Postretirement Plan Quarter ended
	September 28, 2007	September 29, 2006	September 28, 2007	September 29, 2006
Service cost	$0.5	$0.5	$—	$—
Interest cost	1.5	1.3	—	0.1
Expected return on assets	(1.0)	(0.8)	—	—
Net amortization	0.2	0.2	(0.5)	(0.5)

Net periodic costs (credits)	$1.2	$1.2	$(0.5)	$(0.4)

	Nine months ended		Nine months ended
	September 28, 2007	September 29, 2006	September 28, 2007	September 29, 2006

Service cost	$1.4	$1.4	$—	$0.1
Interest cost	4.4	3.7	0.1	0.7
Expected return on assets	(2.9)	(2.4)	—	—
Net amortization	0.6	0.7	(2.0)	(0.5)
Curtailment gain	—	—	(3.4)	—

Net periodic costs (credits)	$3.5	$3.4	$(5.3)	$0.3

13. Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas, other fresh produce and prepared food. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, Asia and Africa.

Fresh Del Monte’s operations are aggregated on the basis of its products: bananas, other fresh produce, prepared food and other products and services. Other fresh produce includes pineapples, melons, tomatoes, strawberries, non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

13. Business Segment Data (continued)

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

	Quarter ended
	September 28, 2007		As adjusted[a] September 29, 2006
	Net Sales	Gross Profit	Net Sales	Gross Profit (Loss)
Product net sales and gross profit (loss):
Bananas	$277.1	$6.9	$259.6	$(8.4)
Other fresh produce	342.3	46.5	353.9	8.4
Prepared food	88.6	10.7	76.8	(11.6)
Other products and services	49.1	3.7	39.3	3.5

Totals	$757.1	$67.8	$729.6	$(8.1)

	Nine months ended
	September 28, 2007		As adjusted[a] September 29, 2006
	Net Sales	Gross Profit	Net Sales	Gross Profit
Product net sales and gross profit:
Bananas	$889.7	$59.1	$851.1	$15.8
Other fresh produce	1,241.8	184.7	1,264.7	104.5
Prepared food	247.8	31.7	237.7	1.7
Other products and services	138.0	11.0	123.2	8.9

Totals	$2,517.3	$286.5	$2,476.7	$130.9

	September 28, 2007	As adjusted[a] December 29, 2006
Identifiable assets:
North America	$316.9	$342.6
Europe and the Middle East	736.5	655.5
Africa	140.3	159.5
Asia-Pacific	128.4	111.7
Central and South America	615.7	611.7
Maritime equipment (including containers)	104.6	112.2
Corporate	89.4	96.4

Total identifiable assets	$2,131.8	$2,089.6

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

14. New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective December 29, 2006, Fresh Del Monte adopted the provisions of SFAS 158 and the resulting adjustments are reflected in the Fresh Del Monte’s consolidated balance sheet as of December 29, 2006. SFAS 158’s provisions regarding the change in measurement date are effective for year ending on or after December 26, 2008. Fresh Del Monte has determined that the change in measurement date from November 30th to the year end balance sheet date will have an immaterial impact on Fresh Del Monte’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value under the generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the year in which this statement is initially applied. The provisions of SFAS No. 157 are effective for Fresh Del Monte beginning January 1, 2008. Fresh Del Monte is currently evaluating the impact of adopting SFAS No. 157 on the consolidated financial statements.

15. Shareholder’s Equity

On February 14, 2006, Fresh Del Monte amended the Credit Facility to increase the allowable repurchase of its stock in an aggregate amount not to exceed $300 million. On March 3, 2006, Fresh Del Monte’s Board of Directors authorized an initial stock repurchase program of up to $300 million of the ordinary shares of Fresh Del Monte. During 2006, Fresh Del Monte purchased 341,346 of its ordinary shares in open market transactions at an average purchase price of $16.99 per share under this program. Fresh Del Monte accounts for treasury stock using the cost method. On May 10, 2007, Fresh Del Monte cancelled the 341,346 ordinary shares held in treasury. During the first nine months of 2007, no ordinary shares were repurchased under this program.

16. Related Party Purchase of Assets

On February 1, 2007, Fresh Del Monte ceased using Ahmed Abu-Ghazaleh & Sons Company (“AAG”), a related party through common ownership, as distributors in Abu Dhabi and other locations in the U.A.E. and began direct distribution. On June 28, 2007, Fresh Del Monte acquired certain assets of AAG for a purchase price of $3.1 million.

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Unaudited)

New Accounting Pronouncements

Effective December 30, 2006, the first day of our 2007 year, we adopted Financial Accounting Standard Board (“FASB”) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”), which provides guidance on the accounting for planned major maintenance activities such as vessel dry dock activities. Previously, we accounted for vessel dry-dock activities using the accrue-in-advance method. We have adopted the deferral method of accounting for vessel dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

We have applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 results previously reported, which positively impacted cost of products sold, gross profit and operating income for the quarter and nine months ended September 29, 2006 by $0.7 million and $1.8 million, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities was $166.1 million for the first nine months of 2007 as compared to $67.6 million for the first nine months of 2006. The increase in cash provided by operating activities was primarily attributable to net income in 2007 compared to a net loss in 2006, partially offset by higher levels of trade accounts receivables that resulted principally from new business in the Middle East and lower accounts payable and accrued expenses.

Working capital was $460.8 million at September 29, 2007 compared to working capital of $436.7 million at December 29, 2006. The increase in working capital of $24.1 million is primarily attributable to higher levels of trade accounts receivable and inventory as a result of new business in the Middle East.

Net cash used in investing activities for the first nine months of 2007 was $49.0 million compared with net cash used in investing activities of $58.4 million for the first nine months of 2006. Net cash used in investing activities for the first nine months of 2007 consisted primarily of capital expenditures of $61.8 million, partially offset by proceeds from sale of assets of $14.8 million. Capital expenditures for the first nine months of 2007 were primarily for expansion of distribution and manufacturing facilities in the Middle East and expansion of production facilities in Kenya, Brazil and the Philippines. Proceeds from sales of assets for the first nine months of 2007 consists primarily of sale of equipment in the U.S. and sales of properties in South Africa. Net cash used in investing activities for the first nine months of 2006 consisted primarily of capital expenditures of $71.6 million, partially offset by proceeds from sales of assets of $13.2 million. Capital expenditures for the first nine months of 2006 were primarily for distribution and fresh-cut facilities in the Middle East and Europe and for the expansion of production operations in South America, Africa and Asia. Proceeds from sales of assets for the first nine months of 2006 consists primarily of sales of property in the United Kingdom and the United States.

Net cash used in financing activities for the first nine months of 2007 was $109.8 million compared with $5.5 million of net cash provided by financing activities for the first nine months of 2006. Net cash used in financing activities for the first nine months of 2007 consisted primarily of net repayments of debt of $119.8 million partially offset by $10.0 million of proceeds from stock options exercised. Net cash provided by financing activities for the first nine months of 2006 consist primarily of cash proceeds of $37.0 million from net borrowings under the Company’s Credit Facility (as defined below), partially offset by cash payments of dividends of $26.0 million combined with purchases of treasury shares of $5.8 million.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

On March 21, 2003, Fresh Del Monte and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (collectively the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Credit Facility was amended to increase the total revolving commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its ordinary shares in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants, and Fresh Del Monte borrowed $150.0 million of the available $400.0 term loan commitment (the “Term Loan”) and used the proceeds to repay a portion of the revolving facility. The Term Loan is a five-year amortizing loan with quarterly payments of principal and interest. The Term Loan matures on May 10, 2011. The interest rate on the Term Loan (6.438% at September 28, 2007) is based on a spread over the London Interbank Offer Rate (“LIBOR”). On December 27, 2006 the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances and to amend certain financial covenants.

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate (6.754% at September 28, 2007) depending on Fresh Del Monte’s leverage ratio, based on a spread over LIBOR. At September 28, 2007, there was $329.4 million outstanding under the Credit Facility.

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends and capital expenditures. As of September 28, 2007, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At September 28, 2007, Fresh Del Monte had $398.3 million available under committed working capital facilities, primarily under the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At September 28, 2007, Fresh Del Monte applied $18.4 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of equipment.

As of September 28, 2007, Fresh Del Monte had $359.4 million of long-term debt and capital lease obligations, including the current portions, consisting of $329.4 million outstanding under the Credit Facility, $16.7 million of capital lease obligations and $13.3 million of other long-term debt and notes payable.

As of September 28, 2007, Fresh Del Monte had cash and cash equivalents of $46.7 million.

As a result of the closure of the Company’s Hawaii and Italy facilities, Fresh Del Monte paid $14.5 million during the first nine months of 2007 in termination benefits and contract obligations. Fresh Del Monte expects to make additional payments of approximately $2.0 million during the remainder of 2007 and $8.0 million during 2008 related to these matters. These cash outlays will be funded from operating cash flows and borrowings under our Credit Facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

Results of Operations

Third Quarter 2007 Compared with Third Quarter 2006

Net Sales. Net sales for the third quarter of 2007 were $757.1 million compared with $729.6 million for the third quarter of 2006. The increase in net sales of $27.5 million was attributable to higher net sales of bananas, prepared foods and other products and services partially offset by lower net sales of other fresh produce. Net sales of bananas increased by $17.5 million primarily due to higher per unit sales prices in North America, Europe and Asia, combined with higher sales volume and favorable exchange rates in Europe, partially offset by lower sales volume in Asia and North America. Net sales of other fresh produce decreased by $11.6 million mainly due to lower net sales of fresh-cut fruit and vegetables due mainly to product line rationalization and from temporary labor shortages in the North America operations combined with lower net sales of tomatoes and potatoes as a result of the product rationalization program in North America initiated during 2006. Partially offsetting these decreases in net sales in the other fresh produce segment were higher net sales of non-tropical fruit as a result of higher sales volume and favorable market conditions in North America and higher net sales of gold pineapples due to increased sales volumes. Net sales of prepared food increased $11.8 principally reflecting higher per unit selling prices of canned pineapple products due to short supply in industry volumes. Net sales of other products and services increased by $9.8 million principally due to higher sales prices in the Argentine grain operations combined with increased sales volume in the Jordanian poultry business.

Cost of Product Sold. Cost of products sold was $689.3 million for the third quarter of 2007 compared with $737.7 million for the third quarter of 2006, a decrease of $48.4 million. This decrease was primarily attributable to the Hawaii exit activity charge of $24.6 million and the $16.2 million charge related to the Kenya canned pineapple product withdrawal and disposal program that were recorded during the third quarter of 2006. Also contributing to the decrease in cost of product sold during the third quarter of 2007 was an overall reduction in sales volume, partially offset by higher fruit cost resulting from increased input prices and higher ocean freight costs as a result of higher fuel costs and vessel operating expenses.

Gross Profit. Gross profit was $67.8 million for the third quarter of 2007 compared with a loss of $8.1 million for the third quarter of 2006, an increase of $75.9 million. The increase in gross profit was primarily attributable to higher gross profit on bananas of $15.3 million, higher gross profit on other fresh produce of $38.1 million and higher gross profit on prepared food of $22.3 million, partially offset by lower gross profit in other products and services of $0.2 million. Gross profit on bananas increased primarily due to increased per unit selling prices in North America, Asia and Europe and favorable exchange rates in Europe, partially offset by higher fruit and transportation costs. Gross profit on the other fresh produce segment increased during the third quarter of 2007 principally as a result of higher gross profit on non-tropical fruit, melons, tomatoes and potatoes. The increase also reflected the Hawaii exit activity charge recorded during the third quarter of 2006. Gross profit on melons increased due to favorable market conditions. Gross profit on tomatoes and potatoes increased primarily as a result of the rationalization and restructuring initiatives that were started during 2006. Gross profit on prepared food increased during the third quarter of 2007 principally due to higher per unit selling prices of canned

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

pineapple products due to short supply in industry volumes and operational efficiencies resulting from 2006 restructuring activities, combined with the absence of the cost related to the Kenya canned pineapple product withdrawal and disposal program that was recorded during the third quarter of 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $15.0 million from $56.7 million in the third quarter of 2006 to $41.7 million for the third quarter of 2007. The decrease was principally due to lower selling and marketing expenses combined with lower promotional expenditures. Selling, general and administrative expenses for the comparable prior period reflected a European marketing campaign that was not repeated in 2007.

Asset Impairment and Other Charges, Net. Asset impairments and other charges of $0.2 million were recorded during the third quarter of 2007 as compared with $18.4 million during the third quarter of 2006. The asset impairment charge of $0.2 million recorded during the third quarter of 2007 relates to assets held for sale in the other fresh produce segment. During the third quarter of 2006, based on the underutilization of production facilities and other assets in South Africa, North America and Europe, asset impairment charges of $18.4 million related to the prepared food and other fresh produce segments were recorded.

Operating Income (Loss). Operating income for the third quarter of 2007 increased by $109.1 million to $25.9 million compared with an operating loss of $83.2 million for the third quarter of 2006. The increase in operating income was principally due to higher gross profit, lower selling, general and administrative expenses and lower asset impairment and other charges.

Interest Expense. Interest expense decreased by $0.3 million to $6.4 million for the third quarter of 2007 compared with $6.7 million for the third quarter of 2006, as a result of lower average debt balances.

Other Income (Expense), Net. Other income (expense), net was $7.3 million for the third quarter of 2007 as compared with $3.6 million for the third quarter of 2006, an increase of $3.7 million. The increase was principally attributable to a gain on sale of equipment in Europe and insurance proceeds related to the accidental grounding and subsequent disposal of a vessel.

Benefit for Income Taxes. Benefit for income taxes decreased from $3.0 million in the third quarter of 2006 to a benefit of $2.3 million for the third quarter of 2007, a difference of $0.7 million. The income tax benefit in the third quarter of 2007 includes a benefit of $5.7 million primarily due to the reversal of an uncertain tax position for the settlement of a tax audit in the European region, partially offset by increased taxable earnings in certain foreign jurisdictions.

First Nine Months of 2007 Compared with First Nine Months of 2006

Net Sales. Net sales for the first nine months of 2007 were $2,517.3 million compared with $2,476.7 million for the first nine months of 2006. The increase in net sales of $40.6 million was primarily attributable to higher net sales of bananas, prepared food and other products and services partially offset by lower net sales of other fresh produce. Banana net sales increased by $38.6 million primarily due to higher per unit sales prices in North America and Asia and higher sales volumes and favorable exchange rates in Europe, partially offset by lower sales volumes in Asia and lower per unit sales prices in Europe. Net sales of other fresh produce decreased by $22.9 million principally due to lower net sales of tomatoes and potatoes as a result of the rationalization of the North America tomato and potato program initiated during 2006 and lower net sales of fresh-cut fruit and vegetables due primarily to product line

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

rationalization and temporary labor shortages in the North America operations. Partially offsetting these decreases in net sales in the other fresh produce segment during the first nine months of 2007 were higher net sales of gold pineapples and non-tropical fruit. Net sales of gold pineapples increased principally as a result of higher per unit sales volumes in Asia and Europe combined with higher prices in Europe driven by favorable exchange rates. Net sales of non-tropical fruit increased due to higher sales volume and favorable market conditions in North America. Net sales of prepared food increased by $10.1 million principally due to higher sales volume and per unit selling prices of canned pineapple products due to short supply of industry volumes. Net sales of other products and services increased by $14.8 million primarily due to higher sales prices in the Argentine grain operations combined with increased sales volume in the Jordanian poultry business.

Cost of Product Sold. Cost of products sold was $2,230.8 million for the first nine months of 2007 compared with $2,345.8 million for the first nine months of 2006, a decrease of $115.0 million. This decrease in cost of products sold was primarily attributable to reduced sales volume partially offset by higher fruit cost resulting from increased input prices combined with the Hawaii exit activity charge of $24.6 million and the $16.2 million charge related to the Kenya canned pineapple product withdrawal and disposal program that were recorded during the third quarter of 2006.

Gross Profit. Gross profit was $286.5 million for the first nine months of 2007 compared with $130.9 million for the first nine months of 2006, an increase of $155.6 million. The increase in gross profit was attributable to higher gross profit on other fresh produce of $80.2 million, higher gross profit on bananas of $43.3 million, higher gross profit on prepared food of $30.0 million and higher gross profit on other products and services of $2.1 million. Gross profit on the other fresh produce segment increased principally as a result of higher gross profit on fresh-cut fruit and vegetables and potatoes as a result of the rationalization and restructuring initiatives that were started during 2006 combined with higher per unit selling prices. Also contributing to the increase in gross profit on the other fresh produce segment in the first nine months of 2007 was increased gross profit on non-tropical fruit that resulted from favorable market conditions and higher gross profit on gold pineapples due to increased sales volume. The increase also reflected the Hawaii exit activity charge recorded during the third quarter of 2006. Gross profit on bananas increased primarily due to increased per unit selling prices in North America and Asia and favorable exchange rates and higher sales volume in Europe, partially offset by higher fruit cost. Gross profit on prepared foods increased principally due to higher per unit selling prices of canned pineapple products due to industry volumes in short supply and operational efficiencies resulting from 2006 restructuring activities, combined with the absence of the cost related to the Kenya canned pineapple product withdrawal and disposal program that was recorded during the first nine months of 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $21.3 million from $152.6 million for the first nine months of 2006 to $131.3 million for the first nine months of 2007. The decrease was principally due to lower selling and marketing expenses combined with lower promotional, information technology and other administrative expenses. Selling, general and administrative expenses for the comparable prior period reflected a European marketing campaign that was not repeated in 2007.

Asset Impairment and Other Charges, Net. Asset impairment and other charges of $2.2 million were recorded during the first nine months of 2007 compared with $50.5 million for the first nine months of 2006. Included in the $2.2 million for the first nine months of 2007 were $5.3 million in asset impairment charges related to assets held for sale and $0.4 million related to exit activities in Europe included in the prepared food segment. In addition, as a result of the decision to exit all production activities in Hawaii in

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

2006, the Company recorded a net gain of $3.5 million during the first nine months of 2007 related to the other fresh produce segment. This net gain consisted principally of a curtailment gain related to the U.S. based post-retirement health plan.

Based on the underutilization of production facilities, equipment, software and other assets in Europe, North America and Africa related to the other fresh produce, banana and prepared food segments, charges totaling $47.4 million for impairment of long-lived assets were recorded during the first nine months of 2006. Also included in asset impairment and other charges during the first nine months of 2006 was $3.1 million for severance and contract termination costs for the shut-down of the Methwold, U.K. facility and a U.S. production facility related to the other fresh produce segment. In total, asset impairment and other charges of $50.5 million were recorded in the first nine months of 2006.

Operating Income (Loss). Operating income for the first nine months of 2007 increased by $225.2 million to $153.0 million compared with a loss of $72.2 million for the first nine months of 2006. The increase in operating income was principally due to higher gross profit, lower selling, general and administrative expenses and lower asset impairment and other charges, net.

Interest Expense. Interest expense increased by $4.7 million to $23.6 million for the first nine months of 2007 compared with $18.9 million for the first nine months of 2006, principally reflecting higher interest rates.

Other Income (Expense), Net. Other income (expense), net was $11.4 million for the first nine months of 2007 compared with $7.7 million for the first nine months of 2006, an increase of $3.7 million. The increase was principally attributable to a gain on sale of assets in Europe, the U.S. and South Africa and insurance proceeds related to the accidental grounding and subsequent disposal of a vessel, partially offset by increased equity losses from unconsolidated companies and reduced foreign exchange gains.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes decreased from a provision of $1.0 million for the first nine months of 2006 to a benefit of $3.0 million for the first nine months of 2007, a difference of $4.0 million. Provision for income taxes for the first nine months of 2007 includes benefits of $10.5 million primarily due to the reversal of uncertain tax positions for the settlement of tax audits in the European region, partially offset by increased taxable earnings in certain foreign jurisdictions.

Seasonality

Interim results are subject to significant variations and may not be indicative of the results of operations that may be expected for the entire 2007 year.

Risk Factors

There have been no material changes in the risk factors as previously disclosed in Fresh Del Monte’s Form 20-F for the year ended December 29, 2006.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONTROLS AND PROCEDURES

Fresh Del Monte carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of September 28, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, Fresh Del Monte’s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Such officers also confirm that there was no change in Fresh Del Monte’s internal control over financial reporting during the quarter ended September 28, 2007 that has materially affected, or is reasonably likely to materially affect, Fresh Del Monte’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: October 30, 2007	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer